

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 28, 2010

Mr. Frederic Villoutreix
Chief Executive Officer
Schweitzer-Mauduit International, Inc.
100 North Point Center East
Alpharetta, GA 30022-8246

     Re: **Schweitzer-Mauduit International, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 8, 2010
             File No. 001-13948
             Schedule 14A
             Filed March 8, 2010

Dear Mr. Villoutreix:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A, filed March 8, 2010</u>

1.   We note your responses to prior comments three and four from our letter dated September 21, 2010. In your response to comment four you state you "will revise [y]our future disclosures to disclose the award earn-out deemed most probable as of the Grant Date for all years of an award cycle calculated in accordance with FASB ASC Topic 718 in both Column (e) of the Summary Compensation Table and Column (l) of the Grants of Plan Based Awards table, as set forth in the pro-forma tables attached …" In footnote (1) to the proposed tables, you describe the reported amount as an "estimate of the award value deemed most probable to be earned in the 2009-2010 award cycle calculated in accordance with FASB ASC Topic 718 …." We are unclear whether your measurement agrees with the measurement in Instruction 3 to Item 402(c)(2)(v) and (vi) which says a registrant should report the value of an award at the grant date based upon the probable outcome of performance conditions. Please explain or revise.

2.   We note the large differences between the value of the stock awards in your most recent proposed Grants of Plan Based Awards table and the prior values included in the Schedule 14A and the September 10, 2010 response letter. Please explain the reasons for the differences in these amounts.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Brian McAllister at (202) 551-3341 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director